SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM N-T

                   Notification of Late Filing

                                   Commission File Number 0-25519

(Check One)

  Form 10-K and Form 10-KSB

  Form 11-K

  Form 20-F

XXX  Form 10-Q

  Form 10-QSB

  Form N-SAR

     For period ended March 31, 2000.

  Transition Report on Form 10-K and Form 10-KSB

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q and Form 10-QSB

  Transition Report on Form N-SAR

     For the transition period ended ______________________.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________

                              PART I
                      REGISTRANT INFORMATION

Full name of registrant:	 FDN, INC.

Former name if applicable:  Mercury Capitol Corporation

Address of principal executive office  2290 Lee Rd.

City, State and Zip Code: Winter Park, FL, 32789

                             PART II
                      RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

XXXX (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25
      (c) has been attached if applicable.

                             PART III
                            NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

(a) The quarterly report for the period ending March 31, 2000, has not been released by FDN, Inc.'s auditor.

(b) Efforts to submit Form 10-QSB are underway for filing on or before May 22, 2000


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Mr. Colin Cave, Chief Financial Officer, (407)702.2000

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

XXXX  Yes

      No


  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

XXX    Yes

       No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of debt to equity conversions and adjustments to additional paid-up capital, expenses for this quarter will be significantly higher than in the corresponding quarter in the previous fiscal year. This is the result of the book adjustment between the actual amount of the conversion compared to the value of the stock at the date of conversion. The Company has converted a significant amount ofits notes into equity.

FDN, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 12, 2000          By:  /s/ Colin Cave
                                Colin Cave, Chief Financial Officer